Exhibit 21

SUBSIDIARIES OF SYSTEMAX INC.

DOMESTIC SUBSIDIARIES

1.	Global Computer Supplies Inc. (a New York corporation)

2.	Global Equipment Company Inc. (a New York corporation)

3.	Dartek Corporation (a Delaware corporation)

4.	Nexel Industries Inc. (a New York corporation)

6.	Tiger Direct Inc. (a Florida corporation)

7.	Systemax Manufacturing Inc. (a Delaware corporation)

FOREIGN SUBSIDIARIES

1.	Misco Germany Inc. (a New York corporation)

2.	Misco Italy Computer Supplies S.P.A. (an Italian corporation)

3.	H C S Global SA (a French corporation)

4.	Systemax Europe Ltd. (a U.K. corporation)

5.	Global Computer Products BV (a Dutch corporation)

6.	Dabus Dataproducktor AB (a Swedish corporation)

7.	Misco Iberia Computer Supplies S.A. (a Spanish corporation)